FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 02 November 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Thursday 2 November 2017, London UK - LSE Announcement

GSK's investigational BCMA antibody-drug conjugate receives Breakthrough Therapy Designation from US FDA for relapsed and refractory multiple myeloma

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that it has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration (FDA) for GSK2857916 monotherapy in patients with multiple myeloma who have failed at least three prior lines of therapy, including an anti-CD38 antibody and are refractory to a proteasome inhibitor and an immunomodulatory agent. In October, the European Medicines Agency (EMA) granted PRIME designation to GSK2857916 for the treatment of relapsed and refractory multiple myeloma patients whose prior therapy included a proteasome inhibitor, an immunomodulatory agent and an anti-CD38 antibody.  GSK2857916 is an anti B-cell maturation agent (BCMA) monoclonal antibody-drug conjugate.

GSK2857916 has also received orphan drug designation from the EMA and FDA for multiple myeloma.

The PRIME and Breakthrough Therapy Designations are based on results from a phase 1 open-label, dose escalation and expansion study in patients with relapsed/refractory multiple myeloma, irrespective of BCMA expression. Data from this ongoing trial will be presented on 11th December in an oral presentation at the 59th annual meeting of the American Society of Hematology meeting in Atlanta.

Axel Hoos, SVP Oncology R&D, GSK said "Oncology R&D at GSK is focussed on developing medicines with transformational potential for patients and we are pleased that our investigational antibody-drug conjugate is the first BCMA targeting agent to receive Breakthrough Therapy and PRIME designation.  GSK plans to rapidly advance clinical trials with this promising therapy, alone and in combination with other therapies, to further investigate how GSK2857916 could benefit patients with multiple myeloma. The monotherapy data that we have seen for GSK2857916 support its transformational potential and we look forward to working with regulators as we progress the development programme."

Notes to editors -
Breakthrough Therapy Designation is designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Drugs that receive breakthrough therapy designation are eligible for all features of FDA's Fast Track Programme.[i]

PRIME designation is offered by the European Medicines Agency (EMA) to enhance support for the development of medicines that target an unmet medical need. It is based on enhanced interaction between sponsor companies and the EMA to optimise development plans and speed up evaluation so these medicines can reach patients earlier.[ii]

Orphan designation may be granted for therapies intended to treat conditions that affect fewer than 200,000 people in the U.S.  The designation qualifies the sponsor of the drug for various development incentives of the Orphan Drug Act, including tax credits for qualified clinical testing[iii].

In Europe, sponsors who obtain Orphan Designation for a potential new medicine benefit from a range of incentives, including protocol assistance, access to the centralised procedure, market exclusivity and fee reductions.[iv]

About GSK2857916:

GSK2857916 is a humanised anti BCMA monoclonal antibody conjugated to the cytotoxic agent monomethyl auristatin-F, via non-cleavable linker (drug linker technology in-licensed from Seattle Genetics).

GSK2857916 is currently in phase 1 clinical development (NCT02064387) in patients with relapsed/refractory multiple myeloma and other advanced haematologic malignancies expressing BCMA.

GSK2857916 is not approved for use anywhere in the world.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

[i] U.S. Food and Drug Administration Frequently Asked Questions: Breakthrough therapies. Accessed October 2017. Available at: https://www.fda.gov/regulatoryinformation/lawsenforcedbyfda/significantamendmentstothefdcact/fdasia/ucm341027.htm

[ii] European Medicines Agency PRIME: priority medicines.  Accessed October 2017. Available at: http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000660.jsp

[iii] U.S. Food and Drug Administration Designating an Orphan Product: Drugs and Biologic Products.  Accessed October 2017.  Available at: https://www.fda.gov/forindustry/developingproductsforrarediseasesconditions/howtoapplyfororphanproductdesignation/default.htm

[iv] European Medicines Agency Orphan Designations.  Accessed October 2017.  Available at http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000029.jsp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 02, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc